07028829

Austrian

December 10, 2007

Ad-hoc Release

SUPPL

NEW MEMBERS APPOINTED TO BOARD OF MANAGEMENT AT AUSTRIAN AIRLINES AG

Dr. Andreas Bierwirth to become Chief Commercial Officer (CCO) from 1 April 2008

Dr. Peter Malanik to become Chief Operations Officer (COO) from 1 January 2008

At today's ordinary Supervisory Board meeting of Austrian Airlines AG, the proposal of the Nomination Committee was accepted when the Supervisory Board appointed **Dr. Peter Malanik** as Chief Operations Officer (COO) with effect from 1 January 2008, and **Dr. Andreas Bierwirth** as Chief Commercial Officer (CCO) from 1 April 2008.

The President of the Supervisory Board, **Dr. Peter Michaelis**, made the following statement on the decision: "Having implemented a rapid and professional application and selection procedure, we can present two top managers with wide-ranging experience in the field and international backgrounds. Dr. Bierwirth and Dr. Malanik convinced us impressively that they would implement future-oriented and targeted strategies in their respective scopes of responsibility. For me, the appointment of one internal and one external candidate provides the ideal mix of continuity and fresh thinking needed. I am convinced that the four-member Board of Management in its new form will be better equipped to meet the challenges of the industry and lead an independent Austrian Airlines into a successful future."

Rückfragehinweis: Österreichische Industrieholding AG: Dr. Elisabeth Leeb, Dresdner Strasse 87, 1201 Wien, Tel.: +43/1/711 14-240, Mobil: +43/664/13 40 333, elisabeth.leeb@oiag.at, www.oiag.at.

Rückfragehinweis / For further information:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com
Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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